FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
15d-16 of the Securities Exchange Act of 1934

For the month of April 2004

GEMPLUS INTERNATIONAL S.A.

(Exact name of registrant as specified in its charter)

GEMPLUS INTERNATIONAL S.A.

(Translation of registrant’s name in English)

Aerogolf Center
1 Hohenhof
L-2633 Senningerberg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ]	No [X]

SIGNATURE
Gemplus reports first quarter 2004 results

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 26 April, 2004,	GEMPLUS INTERNATIONAL S.A.
	By:	/s/ Stephen Juge
		Name:	Stephen Juge
		Title:	Executive Vice President and General Counsel

Gemplus reports first quarter 2004 results

First quarter highlights:

▪	Group revenue, up 27.9% year-on-year, gained momentum in all business units.

▪	Operating profit before restructuring further improved to 4.8 million euros, despite unfavorable seasonality.

▪	Net income up 28.1 million euros quarter-on-quarter, to 0.3 million euros.

▪	Cash remains strong at 384.6 million euros.

Luxembourg — April 26, 2004 — Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP), the world’s leading provider of smart card enabled solutions, today reported results for the first quarter ended March 31, 2004.

			Quarter-on-quarter		Year-on-year
	Q1 2004	Q4 2003	change	Q1 2003	change
	(In millions of euros)
Main items of the Income Statement
Group revenue	197.3	232.6	-15.2%	154.2	+27.9%
Adjusted for currency fluctuations, discontinued operations and acquisitions			-12.1%		+38.8%
Gross profit	61.2	67.4	-9.1%	37.7	+62.7%
Gross margin as a % of revenue	31.0%	29.0%	NM	24.4%	NM
Operating income (loss) before restructuring	4.8	1.8	NM	-27.3	NM
Net income (loss)	0.3	-27.8	NM	-37.9	NM
Per share data (in euros)
Earnings (loss) per share (fully diluted)	0.00	-0.05	NM	-0.06	NM
Main items of the Balance Sheet
Cash and cash equivalents	384.6	390.7	-1.6%	416.5	-7.7%

Note: The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS).

Commenting on the performance for the first quarter 2004, Alex Mandl, President and Chief Executive Officer, said: “We are pleased to continue to report improved performance, notwithstanding the usual first quarter seasonality factor. It is the result of our continuous efforts to, on the one hand, be as cost efficient as possible, while, on the other hand, invest in our ability to differentiate on value for our customers.”

First quarter 2004 financial review

•	Income statement

Highlights:

•	Revenue up 38.8% year-on-year, currency adjusted[1].

•	Quarter-on-quarter, revenue down 12.1%, currency adjusted[1], reflecting continued price pressure and less seasonality.

•	Gross margin up 2.0 percentage points sequentially, helped by better efficiency in the supply chain.

•	Operating profit before restructuring up 3.0 million euros quarter-on-quarter, to 4.8 million euros, despite unfavorable seasonality.

During the quarter under review, sales continued to gain momentum across all business units. On a currency-adjusted basis, Group revenue grew 38.8% year-on-year. On a geographical basis, Americas revenue rose 90.8%, Asia was up 57.2% and EMEA up 12.8%. The 12.1% quarter-on-quarter decline reflects less seasonality compared to historical patterns.

Gross margin increased by 2.0 percentage points compared with the fourth quarter 2003 to 31.0%. This was led by improved product mix and better efficiency in the supply chain. These items fully offset an unfavorable regional mix and selling price declines. Compared to the first quarter 2003, gross margin increased 6.6 percentage points.

Operating expenses, excluding restructuring, have been cut by 14.0% quarter-on-quarter to 56.5 million euros. As a result, operating profit before restructuring improved by 3.0 million euros compared to the fourth quarter 2003 and by 32.1 million euros compared to the first quarter 2003.

As expected, no restructuring expenses were booked during the first quarter 2004. The execution of the restructuring plan announced in December 2002 is on schedule with the final phase expected to start during the second quarter 2004, as previously announced. The Company implemented 36 redundancies during the first quarter 2004, leading to a net headcount reduction of 813 at the end of the quarter. The operating expense run rate2 was therefore stable quarter-on-quarter, at 55 million euros at the end of the first quarter 2004.

Net income for the first quarter increased by 28.1 million euros quarter-on-quarter, helped by the absence of non-recurring charges.

•	Balance sheet and cash flow statement

Highlights:

•	Free cash flow before non-recurring items of 29.6 million euros.

•	Strong cash position almost stable at 384.6 million euros.

[1]	Adjusted for currency fluctuations, discontinued operations and acquisitions.

[2]	The operating expenses run rate is defined as the normalized cost structure for the next quarter. It includes the full effect of actions undertaken (eg. restructuring, cost cutting) during the last period. It does not include future actions, even if already known or decided, and non-recurring items.

Free cash flow before non-recurring items3 of 29.6 million euros was driven by improved profitability and working capital requirements (down 18.9 million euros).

The Group cash position remains strong at 384.6 million euros at March 31, 2004, down 6.1 million euros compared to December 31, 2003. The net cash reduction mainly reflects restructuring cash outflows of 12.8 million euros and the reclassification of 22.0 million euros of cash to other non-current assets. As previously reported, the Court of Appeal of Aix-en-Provence, France, ordered Gemplus S.A. to establish an escrow account in the same amount as security, pending its decision in a lawsuit. The payment will be credited during the second quarter 2004 ending June, 30, 2004. The amount was considered as restricted cash and, as such, classified as other non-current assets at the end of the first quarter because it was temporary pledged in order to propose to the Court of Appeal a bank guarantee during the course of the injunction proceeding initiated by Gemplus S.A. to suspend an order for payment to the plaintiffs.

Segment analysis

•	Telecom

First quarter 2004 highlights:

•	Wireless revenue up 70.8% year-on-year, currency adjusted, to 127.2 million euros.

•	Record wireless shipments at 59.7 million units reconfirming our leadership position.

•	Wireless average selling price down 11.8% quarter-on-quarter, currency adjusted, reflecting persistent price pressure and seasonality.

			Quarter-on-quarter		Year-on-year
	Q1 2004	Q4 2003	change	Q1 2003	change
	(In millions of euros)
Telecom revenue	146.6	176.3	-16.8%	109.7	+33.6%
Adjusted for currency fluctuations, discontinued operations & acquisitions			-13.5%		+45.5%
Gross profit	49.7	57.6	-13.7%	30.9	+61.0%
Gross margin as a % of revenue	33.9%	32.7%	NM	28.1%	NM

Revenue reflects the strong performance of wireless, offsetting lower demand on phone & scratch cards:

▪	Wireless sales continued to gain momentum. Wireless products & services revenue[4] was up 70.8% year-on-year, currency adjusted, to 127.2 million euros.

▪	For the first time in four years, first quarter wireless shipments showed sequential growth. Shipments were up 2.1% quarter-on-quarter, largely driven by Asia (which was helped by regional seasonality). Demand from China was particularly strong. Year-on-year, shipments grew 68.9% to 59.7 million units reconfirming our leadership position.

[3]	Free cash flow before non-recurring items is defined as net cash flow from operating activities excluding non-recurring items less purchase of property, plant and equipment, and other elements of investing activities related to the operating cycle (excluding acquisitions and financial investments).

[4]	Wireless products & services revenue comprises wireless microprocessor cards and related applications (embedded software and Over The Air platforms) and services (system integration and operated services) revenue.

▪	Gemplus continues to see strong demand for high-end cards in developed markets. Conversely, in the majority of developing countries, including China, the market remains heavily weighted toward low-end cards. Shipments of high-end cards (including 64 Kb and 3G) showed continuous improvement in several regions, particularly to major operators. However, due to an unfavorable regional mix, the weight of high-end cards shipments was almost stable quarter-on-quarter at 21.5% of the total in the first quarter 2004.

▪	Price pressure continues to be a factor in the market place as a result of a very challenging competitive environment. Furthermore, product mix improvement was more than offset by unfavorable regional mix and, therefore, did not compensate for the selling price declines. Consequently, wireless average selling price (ASP) was down 11.8% sequentially, currency adjusted.

▪	Year-on-year, wireless ASP was up 2.7%, currency adjusted, reflecting continuous improvement of product mix and regional mix over the last twelve months, driven by strong growth in Europe-Middle-East-Africa and Americas during this period.

•	Financial Services[5]

First quarter 2004 highlights:

•	Quarter-on-quarter sales reflecting seasonality.

•	EMV[6] migration gaining momentum, driven by the UK but also supported by other regions.

			Quarter-on-quarter		Year-on-year
	Q1 2004	Q4 2003	change	Q1 2003	change
	(In millions of euros)
Financial Services revenue	40.4	45.2	-10.9%	36.3	+11.3%
Adjusted for currency fluctuations, discontinued operations & acquisitions			-9.0%		+18.7%
Gross profit	9.1	7.2	+27.2%	5.3	+72.7%
Gross margin as a % of revenue	22.7%	15.9%	NM	14.6%	NM

In the banking & retail segment, revenue was driven by the migration from magnetic stripe to EMV cards. Payment microprocessor card shipments rose 125% year-on-year and 11% quarter-on-quarter.

EMV sales continued to gather pace. Shipments increased 38% quarter-on-quarter. This quarter was the fifth consecutive quarter showing significant sequential revenue growth. Sales were mainly driven by the UK market, but were also supported by Continental Europe, South-East Asia and Latin America. Several large banks started to rollout Gemplus EMV cards during this quarter, in the UK, France, Turkey, Malaysia, and other countries.

Year-on-year growth in payment microprocessor cards was offset by lower sales in non-EMV cards.

[5]	The scope of the new Financial Services segment is defined on page 6-7

[6]	EMV is a jointly defined set of specifications adopted by Europay, MasterCard and Visa at the end of 1997 for migration of bank cards to smart card technology.

Quarter-on-quarter, sales were driven by EMV as well as non-payment microprocessor cards. Pay TV shipments were strong, due to improved execution and delivery capabilities. The sequential revenue decline reflects seasonality as well as lower revenue from magnetic stripe cards and the end of the Target program.

•	ID & Security[7]

First quarter 2004 highlights:

•	Revenue driven by the deployment of ID projects in Oman and the United Arab Emirates.

•	Growing market opportunities.

			Quarter-on-quarter		Year-on-year
	Q1 2004	Q4 2003	change	Q1 2003	change
	(In millions of euros)
ID & Security revenue	10.3	11.1	-7.0%	8.2	+25.3%
Adjusted for currency fluctuations, discontinued operations & acquisitions			-4.1%		+36.3%
Gross profit	2.4	2.6	-7.3%	1.5	+61.5%
Gross margin as a % of revenue	23.2%	23.3%	NM	18.0%	NM

ID & Security revenue growth was driven by the deployment of Government ID solutions in Oman and the United Arab Emirates. Quarter-on-quarter revenue also reflects seasonality of the smart card interface segment.

Gemplus sees a number of market opportunities which confirms the growth potential of the ID & Security market. Most of these opportunities are long term and would be unlikely to generate revenue before next year, due to the length of the sales cycle and extended deployment times.

Outlook

Gemplus is performing consistent with the turnaround plan outlined in December 2002.

For the remainder of the year, the Company’s financial performance should continue to benefit from favorable market trends, notwithstanding continuous selling price pressure.

Gemplus expects continued improvement in operating profit before restructuring going forward, as mentioned in the last quarterly earnings announcement. Considering first quarter results and given the current outlook for exchange rates, the Company confirms an operating profit target of 25 million euros before restructuring for 2004 and sees potential upside to this number.

Second quarter 2004 results are scheduled to be reported on July 28, 2004, before the opening of Euronext Paris.

[7]	The scope of the new ID & Security segment is defined on page 6-7

Business Highlights

•	Telecom

In China, China Mobile is using Gemplus solutions to differentiate its service offering to its customers. The operator has segmented its customer base and is targeting CMCC8 branded value added services (SIM cards and applications) to each segment, such as M-Zone, which offers applications convenient for SMS use for the youth market, GoTone, which provides dual subscription and large phonebook capabilities for high-end contract users, and the Prepaid “ShenZhouXing” offer for prepaid users.

The deployment of services and the segmentation of the customer base are strong factors promoting the Chinese mobile market to move toward higher end cards (32 Kb, 64 Kb and 128 Kb).

Elsewhere in Asia, Gemplus deployed solutions offering strong added value, including Singtel’s CitySIM service, a prepaid service offering location-based information to visitors to Singapore. In Korea, Gemplus deployed 3G cards for the launch of SK Telecom’s 3G network, which incorporated the VSDC (VISA Smart Debit Credit) application by VISA International for the world’s first mobile proximity payment service on a USIM card, called MONETA. This enables users to pay for goods and services by Infrared Messaging or Radio Frequency at physical terminals and represents a real convergence between the financial and mobile telecommunications industries.

New business segment reporting

The business segment reporting is being realigned according to the new 2004 operating structure. As previously reported, the Company has implemented a more efficient organization aimed at building closer relationships with customers in order to benefit from all market growth opportunities.

The former Financial and Security Services Business Unit has been divided into:

•	the Financial Services Business Unit, comprising systems and services based on chip card technology for applications such as financial services, retail, transport, pay-TV, as well as magnetic stripe plastic cards for all applications;

•	the ID & Security Business Unit, comprising systems and services based on chip card technology for applications such as national ID, healthcare, driver’s license, car registration, passport & visa, e-government secured services, physical and logical access control as well as smart card readers and interfacing technologies.

Gemplus provides below its 2003 financial results, presented according to the new 2004 operating structure, which became effective on January 1, 2004.

Financial Services (pro forma 2003)

	Q1 2003	Q2 2003	Q3 2003	Q4 2003	FY 2003
	(In millions of euros)
Revenue	36.3	38.8	47.8	45.2	168.2
Gross profit	5.3	6.8	12.6	7.2	31.9
Gross margin as a % of revenue	14.6%	17.5%	26.4%	15.9%	19.0%

[8]	China Mobile Communications Corporation

ID & Security Services (pro forma 2003)

	Q1 2003	Q2 2003	Q3 2003	Q4 2003	FY 2003
	(In millions of euros)
Revenue	8.2	9.3	9.8	11.1	38.5
Gross profit	1.5	2.4	2.0	2.6	8.5
Gross margin as a % of revenue	18.0%	26.2%	20.6%	23.3%	22.2%

End

Conference Call:

The company has scheduled a conference call for Monday, 26 April 2004 at 2:00pm CET. Callers may participate in the live conference call by dialing:

+44 (0) 207 019 9509 or +1 (0) 718 354 1153, access code 241040.

The live conference call will also be available on the IR section of www.gemplus.com.

Replays of the conference call will be available from 5:00pm CET to 3 May 2004 midnight by dialing:

+44 (0) 207 784 1024 or +1 (0) 718 354 1112, Access Code: 241040 #.

Contacts:

Press	Investor Relations
Gemplus	Gemplus
Marielle Bricman	Celine Berthier
Tel: +33 (0) 4 42 36 55 96	Tel: +41 22 544 5065
Mob : +33 (0) 6 74 68 72 82
Email: marielle.bricman@gemplus.com	Email: celine.berthier@gemplus.com

Edelman	Fineo
Stephen Benzikie
Tel: +44 (0) 207 344 1325	Tel: +33 (0) 1 56 33 32 31
Mob: +44 (0) 774 003 8929
Email: stephen.benzikie@edelman.com	Email: gemplus@fineo.com

Some of the statements contained in this release constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Actual events or results may differ materially. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this release include, but are not limited to: trends in wireless communication and mobile commerce markets; our ability to develop new technology, and the effects of competing technologies developed and expected intense competition generally in our main markets; profitability of our expansion strategy; challenges to or loss of our intellectual property rights; our ability to establish and maintain strategic relationships in our major businesses; our ability to develop and take advantage of new software and services; and the effect of future acquisitions and investments on our share price. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this release speak only as of this release. We are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results.

About Gemplus

Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP) is the world’s leading player in the smart card industry in both revenue and total shipments (source 2002: Gartner-Dataquest, Frost & Sullivan, Datamonitor.) It has the largest R&D team, unrivalled experience, and an outstanding track record of technological innovation.

Gemplus helps its clients offer an exceptional range of portable, personalized solutions that bring security and convenience to people’s lives. These include Mobile Telecommunications, Public Telephony, Banking, Retail, Transport, Identity, WLAN, Pay-TV, e-government, access control, and a wealth of other applications.

www.gemplus.com

©2003 Gemplus International S.A. All rights reserved. Gemplus, the Gemplus logo, GemXpresso, MySIMCopier, Gemsense Pro, m-Banxafe, and Your Passport to the Digital Age are trademarks and service marks of Gemplus S.A. and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.

Gemplus International SA

Gemplus International SA

Press Release — Financial statements

For the quarterly period ended March 31, 2004

Gemplus International SA

Condensed Consolidated Statement of Income

	Three months ended
	March 31, 2004	March 31, 2003
	(unaudited)
	(In thousands of euros, except
	share and per share data)
Net sales	197,289	154,234
Cost of sales	(136,041)	(116,580)
Gross Profit	61,248	37,654
Research and development expenses	(16,105)	(18,947)
Selling and marketing expenses	(24,230)	(25,497)
General and administrative expenses	(16,141)	(20,539)
Operating profit (loss) before restructuring	4,772	(27,329)
Restructuring expenses	188	(3,199)
Operating profit (loss)	4,960	(30,528)
Financial income, net	1,333	2,488
Other expense, net	(2,585)	(3,653)
Profit (loss) before taxes and goodwill amortization	3,708	(31,693)
Income taxes (provision) benefit	(1,475)	(1,100)
Profit (loss) before goodwill amortization	2,233	(32,793)
Goodwill amortization	(1,903)	(5,129)

Net profit (loss)	330	(37,922)

Net profit (loss) per share
Basic	0.00	(0.06)
Diluted	0.00	(0.06)
Shares used in earning per share calculation
Basic	606,009,196	605,701,023
Diluted	622,552,102	605,701,023

Gemplus International SA

Condensed Consolidated Balance sheets

	March 31,	December 31,
	2004	2003
	(unaudited)	(unaudited)
	(in thousands of euros)
Assets
Current assets:
Cash and cash equivalents	384,571	390,684
Trade accounts receivable, net	142,820	154,727
Inventory, net	112,343	98,673
Other current assets	73,744	82,675
Total current assets	713,478	726,759
Non-current assets:
Property, plant and equipment, net	169,413	175,706
Goodwill, net	36,365	37,727
Other non-current assets	131,837	113,047
Total non-current assets	337,615	326,480

Total assets	1,051,093	1,053,239

Liabilities
Current liabilities:
Accounts payable	100,421	95,582
Accrued liabilities and other	121,100	135,505
Current obligations under capital leases	5,907	5,928
Total current liabilities	227,428	237,015
Non-current liabilities:
Long-term obligations under capital leases	38,419	38,893
Other non-current liabilities	77,801	70,246
Total non-current liabilities	116,220	109,139
Minority interest	12,918	12,073
Shareholders’ equity:
Ordinary shares	128,574	127,889
Paid in capital	1,030,951	1,028,849
Retained earnings	(463,891)	(464,221)
Other comprehensive income	968	4,570
Less, cost of treasury shares	(2,075)	(2,075)
Total shareholders’ equity	694,527	695,012

Total liabilities and shareholders’ equity	1,051,093	1,053,239

Gemplus International SA

Condensed Consolidated Statements of Cash Flows

	Three month ended March, 31
	2004	2003
	(unaudited)	(unaudited)
	(in thousands of euros)
Cash flows from operating activities:
Net loss	330	(37,922)
Depreciation and amortization	15,182	20,352
Loss on sale and disposals of assets	510	454
Other adjustments to reconcile net income to net cash from operating activities	759	(1,363)
Change in trade accounts receivable and related accounts	14,128	16,933
Change in trade accounts payable and related accounts	5,560	3,641
Change in inventories	(10,129)	(2,286)
Other changes in operating activities	9,300	12,435
Reduction of workforce and other exit costs, provision	(442)	3,200
Reduction of workforce and other exit costs, cash outflow	(12,776)	(16,185)
Restricted cash on litigation	(21,952)	—

Net cash used in operating activities	470	(741)

Cash flows from investing activities:
Sale/(Purchase) of activities net of cash disposed / (acquired)	—	114
Purchase of property, plant and equipment	(3,963)	(2,681)
Other changes in investing activities	(3,314)	(2,063)

Net cash used in investing activities	(7,277)	(4,630)

Cash flows from financing activities:
Proceeds from sales-leaseback operations	957	—
Other changes in financing activities	(269)	229

Net cash from (used in) financing activities	688	229

Effect of exchange rate changes on cash	6	4,373
Net decrease in cash and cash equivalents	(6,119)	(5,142)
Cash and cash equivalents, beginning of period	390,684	417,226

Cash and cash equivalents, end of period	384,571	416,457

Gemplus International SA

1)   Accounting principles:

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS).

2)  Business segment reporting

First Quarter 2004 Compared with First Quarter 2003

	Three months ended
	March 31,
Revenues	2004	2003	% change
	(Millions of euros)
Telecommunications	146.6	109.7	34%
Financial services	40.4	36.3	11%
ID & Security	10.3	8.2	26%
Total	197.3	154.2	28%

	Three months ended
	March 31,
Gross margin	2004	2003	% change
	(Millions of euros)
Telecommunications	49.7	30.9	61%
Financial services	9.1	5.3	72%
ID & Security	2.4	1.5	60%
Total	61.2	37.7	62%

3)  Geographic reporting

First Quarter 2004 Compared with First Quarter 2003

	Three months ended
	March 31,
Revenues	2004	2003	% change
	(Millions of euros)
Europe, Middle East and Africa	96.4	86.3	12%
Asia	53.1	38.5	38%
Americas	47.8	29.4	63%
Total	197.3	154.2	28%